Exhibit 99.1

Michael Maloney Retires From Pan American Silver's Board of Directors

VANCOUVER, Dec. 7, 2012 /CNW/ - Pan American Silver Corp. ("Pan American" or the "Company") (NASDAQ: PAAS) (TSX: PAA) After 17 years of dedicated service, Mr. Michael Maloney has retired from his post as a Director of Pan American, effective today.

Mr. Maloney, a former lawyer and now a private investor based in the United States, first joined Pan American's board in September 1995.  He was Chairman of the Company's Nominating and Governance Committee, as well as a member of the Audit Committee.

Ross Beaty, Pan American's founder and Chairman, said; "On behalf of everyone at Pan American I want to thank Michael for his long service on Pan American's board.  Michael helped guide Pan American through its evolution from a junior, single-mine silver producer, to one of the world's leading silver companies.  I will personally miss Michael's steady hand and sage counsel, which he provided not only to our board but to our senior management group. I thank him again for his years of dedicated service and wish him all the best in the future."

Pan American's board of directors is now composed of eight directors, five of them independent, and Mr. Neil de Gelder will replace Mr. Maloney on the Company's Nominating and Governance Committee as well as on the Audit Committee.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro, also in Argentina, the La Virginia development project in Sonora, Mexico and the Waterloo silver project in California, USA.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:40e 07-DEC-12